Exhibit 12.1

ALLIANT ENERGY CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(dollars in millions)
EARNINGS:
Net income from continuing operations attributable to Alliant Energy Corporation common shareowners	$324.9	$323.1	$291.5	$111.6	$265.8
Income tax expense (benefit) (a)	89.4	69.2	147.7	(6.8)	130.6
Subtotal	414.3	392.3	439.2	104.8	396.4
Fixed charges as defined	208.0	208.4	215.4	199.7	185.2
Adjustment for undistributed equity earnings	(7.1)	(7.0)	(5.9)	(6.7)	(6.1)
Less:
Interest capitalized	6.1	2.7	—	—	—
Preferred dividend requirements of subsidiaries (pre-tax basis) (b)	20.1	22.0	27.6	17.7	27.3
Total earnings as defined	$589.0	$569.0	$621.1	$280.1	$548.2

FIXED CHARGES:
Interest expense	$156.7	$158.3	$162.8	$154.8	$125.8
Interest capitalized	6.1	2.7	—	—	—
Estimated interest component of rent expense	25.1	25.4	25.0	27.2	32.1
Preferred dividend requirements of subsidiaries (pre-tax basis) (b)	20.1	22.0	27.6	17.7	27.3
Total fixed charges as defined	$208.0	$208.4	$215.4	$199.7	$185.2

Ratio of Earnings to Fixed Charges (c)	2.83	2.73	2.88	1.40	2.96

(a) Includes net interest related to unrecognized tax benefits.

(b) Preferred dividend requirements of subsidiaries (pre-tax basis) are computed by dividing the preferred dividend requirements of subsidiaries by one hundred percent minus the respective annual effective income tax rate.

(c) The ratio calculation in the above table relates to Alliant Energy Corporation’s continuing operations.